Exhibit 4.29

Power of Attorney

Principal:	Linguang Wu
ID No.:	340104197202233015
Address:	No. 159-204, Feixi Road No. 3, Shushan District, Hefei

Agent:	Leilei Wang
ID No.:	110102197304020437
Address:	No.1001, Building 1, Xiao Yang Yi Bin Hutong, Dongcheng District, Beijing

The Principal, Linguang Wu, a citizen of the People’s Republic of China, hereby authorizes Mr. Wang Leilei to exercise all voting powers as a shareholder of Beijing AirInbox Information Technologies Co. Ltd. (“Beijing AirInbox”) during the term of this Power of Attorney, including not limited to acting as the authorized representative to nominate and elect senior management officers such as directors, general manager at shareholders’ meetings of Beijing AirInbox.

Unless consented by the board of directors of KongZhong Information Technologies （Beijing）Co., Ltd. (KongZhong Beijing), the aforesaid authorization is irrevocable. The Principal also agrees that KongZhong Beijing is entitled to appoint a new agent to replace the original agent, and will execute relevant documents and take all necessary actions to complete the new appointment.

The Agent, with the authorization of the Principal, shall exercise shareholders’ voting powers of Beijing AirInbox with due diligence and care, and will act in accordance with directions of the board of directors of KongZhong Beijing.

This Power Attorney will come into effect on the day of execution and will expire upon dissolution of KongZhong Beijing.

/s/ Linguang Wu               (Signature)
Linguang Wu

Date: 2008-10-13